Exhibit 99.1
Sinovac Obtains Initial Order of H1N1 Vaccine from Chinese Central Government

BEIJING, Sept. 4 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE: SVA), a leading provider of biopharmaceutical products in China, announced today that the Ministry of Industry and Information Technology of the People's Republic of China has issued the initial order to Sinovac to purchase H1N1 vaccine for the national stockpiling plan. According to the initial order, Sinovac is required to complete the production of 3.3 million doses of PANFLU.1 (15ug/0.5ml), the H1N1 vaccine manufactured by Sinovac, before September 15, 2009. Two doses of the vaccine are packaged in one vial.

Sinovac initiated the production of H1N1 vaccine on June 15, 2009 and initiated the clinical trial on July 22. On August 17, Sinovac announced its top-line positive results of H1N1 vaccine clinical trials, in which the vaccine showed good safety and immunogenicity profiles after one shot. Following the positive results of an experts' evaluation conference organized by the State Food and Drug Administration (SFDA), on September 3, 2009, Sinovac obtained the production license from the SFDA for PANFLU.1, Sinovac's H1N1 vaccine.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, "Sinovac has been aiming to provide Chinese children with international- quality vaccines and provide children throughout the world with vaccines made in China, and to fulfill our mission of supplying vaccines to eliminate human diseases. Sinovac is very glad to be supplying our H1N1 vaccine to the Chinese government and we are confident that we can complete the national H1N1 vaccine stockpiling task in a timely manner."

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccine products include Healive(R) (hepatitis A), Bilive(R) (combined hepatitis A and B), and Anflu(R) (influenza). Panflu(TM), Sinovac's pandemic influenza vaccine (H5N1), has already been approved for government stockpiling. Sinovac is developing vaccines for enterovirus 71, universal pandemic influenza, Japanese encephalitis, and human rabies. Its wholly owned subsidiary, Tangshan Yian, is conducting field trials for independently developed inactivated animal rabies vaccines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Sinovac Biotech Ltd.:
     Helen G. Yang
     Tel:   +86-10-8289-0088 x9871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

Investors:
     Amy Glynn/Sara Pellegrino
     The Ruth Group
     Tel:   +1-646-536-7023/7002
     Email: aglynn@theruthgroup.com
                 spellegrino@theruthgroup.com

Media:
     Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7033
     Email: jmccargo@theruthgroup.com